Exhibit 99.1

mF International Launches New Corporate and Investor Relations Websites as Strategic Transformation Progresses

New sites reflect the Company’s ongoing evolution into a key architect of digital asset-native ecosystem

HONG KONG, Aug. 20, 2026 /PRNewswire/ -- mF International Limited (Nasdaq: MFI) (“mF International” or the “Company”) today announced the launch of its new corporate website, https://mfi.ltd, and investor relations website, https://ir.mfi.ltd.

The new platforms are designed to give investors, customers, and other stakeholders a view of the Company’s strategic direction as it continues its transition from a legacy financial trading solutions provider to a new focus on building the digital asset ecosystem. The sites consolidate key information relevant to mF International’s business, including metrics related to its Bitcoin Cash (BCH) holdings and hash rate, a communication approach which the Company feels is more closely aligned with its updated strategic priorities for the digital asset ecosystem.

The site launches follow a series of strategic steps the Company has taken since the start of 2026 to expand its digital asset operations, including its development of Bitcoin Cash self-mining capacity to support BCH ecosystem, as well as its ongoing application for a Bermuda Class IILT insurance license to support a future digital asset-denominated life insurance offering. The Company views the updated web presence as a useful marker of this progress, with the updated sites functioning as a new resource for the market to track the Company’s ongoing evolution.

“These new websites are a reflection of mF International’s commitment to our ongoing strategic transformation,” said Mr. Dawei Yuan, Chairman and Chief Executive Officer of mF International. “While the sites themselves are not the focus of our strategy, they give investors and customers a clearer window into the direction we are building toward. We see this development as one more marker of steady progress, and we look forward to continuing to update the market as we advance our blockchain-focused business initiatives.”

The Company encourages shareholders and interested parties to visit the new sites to learn more about its business and to stay informed of future developments.

About mF International Limited

mF International Limited (MFI) is a Nasdaq-listed fintech company dedicated to building foundational infrastructure for the digital asset ecosystem. Originally established as a provider of advanced trading platform solutions for forex (FX) and precious metals serving global institutional clients, MFI has evolved under new leadership to become an architect of the digital asset-native ecosystem. Current business initiatives include the first Bitcoin Cash (BCH) digital asset treasury (DAT) strategy on Nasdaq, the development of BCH self-mining capacity and operations, and an anticipated digital asset-denominated life insurance business. For more information, please visit the Company’s website: https://ir.mfi.ltd.

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Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for the Company, including the Company’s expectations to expand its existing digital asset treasury strategy by developing self-mining capacity, the Company’s investment in the expansion of its digital asset treasury strategy, realization by the Company of strategic advantages upon the development of its self-mining capacity, the timing of the Company’s application for the Bermuda Class IIL T Insurance License, expected investment to support the insurance application process and the expected benefits from the establishment of the insurance business and other statements containing the words “believe”, “expect”, “intend”, “may”, “projects”, “anticipate”, “will”, “planned” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, including with respect to the mining business and insurance business and associated financial needs. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s current annual report, registration statements and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@mfi.ltd

ICR, LLC

Robin Yang

Email: mFInternational.IR@icrinc.com

Phone: +1 (646) 308-1475

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